UNITED STATES

SECURITIES AND   EXCHANGE  COMMISSION WASHINGTON,    D.C.    2Q549

division of corporatism finance

September 26, 2005 Mail Stop 3561 via U.S. mail and facsimile

Goeffrey Q'Neill, President 1010 University Avenue Suite 40 San Diego, CA 92103

Re: Frezer,, Inc,

Registration Statement on Form 10-SB, Amendment 1 Filed August 8, 2005 File No. 0-51336

DearMr.O'Neil:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please file a marked Amendment 1, and all subsequent amendments on EDGAR. The "marked" file which is presently on EDGAR shows strike-cuts, but it does not indicate which parts of the disclosure have been changed or added since the prior filing- In addition, please resolve the problem that has caused the words "Amendment No. 1" to be eliminated from the cover page of the marked document. See, in particular, Regulation C, Rule 472 (230.472(a)) and Regulation S-T, Rule 310(232.310).

All marked amendments are coded as follows: Strike-outs indicate text which has been deleted from the document, red font indicates text which has been added to the document.

Reports to Security Holders, page 9

2.  As previously requested in comment nine of our letter dated July 13,2005, please include in this section that the SEC's Internet site contains reports, proxy and information statements, and other information regarding issuers that file with the SEC. See Item 101(c) of Regulation S-B,

The section titled Reports to Security Holders has been amended to read as follows:

“Reports to Security Holders. The Company is not currently subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. The Company intends hereafter to file annual and quarterly reports with the Securities and Exchange Commission ("SEC") and to yearly distribute an annual report, which shall include audited financial statements to its shareholders of record. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, NE Washington DC 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The public may also access our reports to the SEC through the SEC’s website which iswww.sec.gov . This website site contains reports, proxy and information statements, and other information regarding issuers that file with the SEC.

This Form 10SB, unless voluntarily withdrawn by us or becomes subject to a stop order by the SEC, which to our knowledge has not occurred, became effective on July 30, 2005, at which point we became subject to SEC reporting requirements. We may be required to address additional comments by the SEC regarding this Form 10SB.”

Government Regulations, page 6

3.   We have reviewed your response to comment 16 in our letter dated July 13, 2Q05? which stated:

"Pursuant to Item 101(S), (9) and (11) of Regulation S-B, provide greater detail regarding the following:

•   the need for any government approval of principal products or services. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process;

•   the effect of existing or probable governmental regulations on the business; and

•   the costs and effects of compliance with environmental laws (federal, state and local)."

Even though you have stated that business activities relating to stem cells are in their infancy and therefore you cannot predict the effect of regulations on the business, please discuss the short term effects of existing regulations. To the extent that you can reasonably predict long term effects, please do so.

Also, you have stated that you feel you will incur no material costs in complying with environmental laws. Provide remove language which indicates that your opinion is based on what you "feel," and provide the basis of your statement.

The section entitled Government Regulations has been amended accordingly to include the short term effects of existing government regulations on our business as well as provide the basis for our opinion regarding the impact of compliance with environmental laws

Item 5. Directors. Executive Officers. Promoters_and Control Persons

David R. Koos. PhD & DBA (46) -Chairman and CEO. Secretary, Acting CFO

4.

Revise the disclosure relating to the claims against First Union Securities, Thomas Monahan and Mr. Koos by Dr. Yanda to clarify the nature of Mr. Koos involvement in the dispute and the current status of any claims against Mr. Koos.

The text has been revised to read as follows:

“On December 7, 1999 First Union Securities (formerly known as Everen Securities) and Thomas Monahan settled with Dr. Jan Yanda for the sum of $55,000. The claim made by Dr. Yanda to the NASD (Case # 98-03797) was that Mr. Monahan and his then partner David Koos mishandled her account in failing to correctly advise her on the liquidation of an annuity contract. Dr. Yanda asserted that she was not aware of any tax consequences in withdrawing funds from her annuity.  Mr. Koos was named as a result of being in a then partnership with Mr. Monahan while they worked together at Everen Securities. In the terms of the settlement, $55,000 was paid to Dr. Yanda by First Union Securities (formerly Everen Securities) At the time the claim was filed, David Koos was no longer working for First Union Securities (formerly known as Everen Securities).  The matter was fully settled by First Union Securities (formerly Everen Securities) and there are no outstanding issues in this matter.”

5.  Please clarify the institution(s) from which Dr. Koos received his two doctoratedegrees and clarify also whether such institution(s) are accredited. We may have further comments

The following text has been added to Item 5, David R. Koos:

Education:

PhD - Business Administration (Financial Management) - In Process

Northcentral University - Prescott, Arizona

Fully Accredited University

DBA - Finance (December 2003)

Atlantic International University

Non-Accredited University

PhD - Sociology (Economic Sociology - September 2003)

Atlantic International University

Non-Accredited University

MA - Sociology (Economic Sociology - June 1983)

University of California - Riverside, California

Fully Accredited

Geoffrey O'Neill.PhD (5T) - President page 16

6".   We have reviewed your response to comment 34 in our letter dated My 13, 2005, which comment stated:

"Please disclose a basis for your assertions that CryO-Cell is the first company to pioneer and commercialize family banking for umbilical cord blood stem cells and is a leader in its field. Support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference."

Disclose the basis for the revised disclosure, for example, Cryo-Cell's Form 10-K, including period covered, date of filing and page and/or section where one can find the information,

From Cryo-Cell’s website, The “About Us” section

“CRYO-CELL International, Inc. is the world's oldest & largest family cord blood stem cell bank. Since 1992 we've provided a high quality, superior value service to expectant parents for the private collection, processing & cryopreservation of their newborn's non-controversial U-Cord® stem cells.”

Press Release from Cryo-Cell:

“August 3, 2005

Global Enterprise is World’s Largest Family Cord Blood Bank

Oldsmar, FL – August 3, 2005 - CRYO-CELL International, Inc. (OTCBB: CCEL)

(the “Company”), the world’s largest family cord blood bank, announced today that it has now processed and cryogenically preserved cord blood stem cells for over 100,000 clients. The Company believes that it is the first and only family cord blood bank in the world to achieve this milestone.

CRYO-CELL recently processed and stored its 80,000th specimen in its Oldsmar, FL-based headquarters facility. Since November 2004, the Company has been operating from its newly constructed, highly secured, Good Manufacturing Practice/Good Tissue Practice (cGMP/cGTP)-compliant facility, boasting a clean room for cell processing. CRYO-CELL’s operation was recently re-accredited by the AABB for compliance with the latest edition of the AABB Standards for Cellular Therapy Product Services. CRYO-CELL believes it is the first private cord blood bank to operate its facility at the newly established cGMP/cGTP state-of-the-art regulatory standard.

In addition, to date over 20,000 specimens have been processed and preserved in the Company’s affiliate operation: CRYO-CELL de Mexico. On June 3, 2005, CRYO-CELL de Mexico dedicated its new, state-of-the-art facility in Guadalajara, Mexico. During December 2004, CRYO-CELL de Mexico was certified by Underwriters Laboratories (UL) to be compliant with ISO 9001:2000. Recently the new facility, which was designed and built to CRYO-CELL’s quality standards including a clean room for cell processing, was re-audited and ISO compliant. CRYO-CELL de Mexico is the country’s market leader and has been an affiliate of Cryo-Cell International Inc. since 2001. CRYO-CELL de Mexico has the marketing rights for Mexico, Central America and Ecuador.

CRYO-CELL also has an affiliate operation in India: Asia CRYO-CELL Private Ltd. (ACPL). On March 5, 2005, ACPL dedicated its newly-constructed, $1.1MM facility located outside of Chennai. To date, ACPL has established offices in seven major Indian cities; the Delhi office is scheduled to open on August 20, 2005. Although cord blood stem cell preservation is a new concept in India, the service is receiving extensive media attention, as well as interest from medical caregivers and expectant parents.

Commenting on CRYO-CELL’s recent milestone, Mercedes Walton, the Company’s Chairman and interim CEO stated, “We are very proud to be the world’s largest family cord blood bank. In conjunction with our global affiliates, we believe that our efforts to provide a high quality service at the industry’s best value have been rewarded. We also believe that we have achieved this milestone by providing superior customer service, which has been evidenced year after year through customer satisfaction surveys, client referrals and returning client business. We will continue to invest in technological and operational initiatives to accelerate the Company’s growth and service excellence.”

About CRYO-CELL International, Inc.

Based in Oldsmar, Florida, CRYO-CELL is the world’s largest U-Cord® stem cell banking firm, offering high-quality cord blood preservation exclusively for the benefit of newborn babies and possibly other members of their family. CRYO-CELL is accredited by the AABB and operates in a newly constructed state-of-the-art current Good Manufacturing Practice and Good Tissue Practice (cGMP/cGTP)-compliant facility.

CRYO-CELL is a publicly traded company. OTC Bulletin Board Symbol CCEL. Expectant parents or healthcare professionals may call 1-800-STOR-CELL (1-800-786-7235) or visit www.CRYO-CELL.com. For more information on CRYO-CELL de Mexico, please visit www.CRYO-CELL.com.mx. For more information on Asia CRYO-CELL Private Ltd. (ACPL), please visit www.lifecellindia.com.

Forward-Looking Statement

Statements wherein the terms “believes”, “intends”, “projects” or “expects” as used are intended to reflect “forward-looking statements” of the Company. The information contained herein is subject to various risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated in such forward-looking statements or paragraphs, many of which are outside the control of the Company. These uncertainties and other factors include any adverse effect or limitations caused by recent increases in government regulation of stem cell storage facilities; any increased competition in our business; any decrease or slowdown in the number of people seeking to store umbilical cord blood stem cells or decrease in the number of people paying annual storage fees; any adverse impacts on our revenue or operating margins due to the costs associated with increased growth in our business, including the possibility of unanticipated costs relating to the operation of our new facility; any technological breakthrough or medical breakthrough that would render the Company’s business of stem cell preservation obsolete; any material failure or malfunction in our storage facilities; any natural disaster such as a tornado, other disaster (fire) or act of terrorism that adversely affects stored specimens; the costs associated with defending or prosecuting litigation matters and any material adverse result from such matters; decreases in asset valuations; any continued negative effect from adverse publicity in the past year regarding the Company’s business operations; any negative consequences resulting from deriving, shipping and storing specimens at a second location; any negative effect from the filed class action shareholder lawsuits; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligations to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K filed by the

Company.”

From Item 1 of the 10K for the fiscal year ended 11/04.

“CRYO-CELL International, Inc. (“the Company” or “CRYO-CELL”) was incorporated on September 11, 1989 in the state of Delaware. The Company is engaged in cryogenic cellular storage, with a focus on the processing and preservation of umbilical cord (U-Cord™) blood stem cells for autologous/sibling use. The Company believes it is the world’s largest private cord blood stem cell bank in terms of the number of specimens preserved”

While we had previously used 1992 as the date Cryo-Cell was established (from their website)and over 80,000 as the number of specimens stored, we have amended that statement in our latest amendment to the Form10SB for two reasons:

1.

The 2004 10K states that the actual date of incorporation was 1989

2.

 “over 80,0000” is the number of specimens stored by Cryo-Cell and its Mexican affiliate (80,000 in Florida and 20,000 in Guadalajara, respectively) .

In the spirit of accuracy, the statement in our latest amendment to the Form 10SB now reads as follows:  “According to Cryo-Cell, Cryo-Cell International was  incorporated  in 1989 and has the largest number of stored specimens (80,000)”

7.  At the end of this section are several statements about Dr. Q'Neill that are promotional and speculative and we suggest that they be deleted. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. All claims of a speculative nature not fully supported in the document should be deleted, hi this regard, please reference the following:

"Dr. O'Neill brings to the company entrepreneurial and leadership skills necessary to explore and pioneer new technologies and innovative therapies. Complementing his extensive research activities and academic achievements, Dr, O'Neill also brings strong practical implementation skills to Frezer, Inc. having held numerous directorships,... Dr. O'Neill was a key component in establishing Cryo-Cell as a leader in its field."

The aforementioned text has been deleted.

James L. Lambert. PhD (44) Scientific Advisor, page 18

8.  Please advise us in your response letter whether this is the same James L. Lambert who is, or was, CEO of Dot Hill Systems Corporation. If appropriate, please revise the disclosure.

Frezer’s scientific advisor, James Lambert, is not the same James L. Lambert who is, or was, CEO of Dot Hill Systems Corporation.

Flan of Operation, page 12

9.   Please specify in the first paragraph of this section whether the registrant's chairman will loan the minor administrative costs to the company and what the terms will be.

“ These minor administrative costs shall not be in the form of loans but will instead be  additional capital contributed by our Chairman.” This text has been added to Item 2 (a) (i).

10. In the first paragraph on page 13, indicate the approximate date(s) you anticipate that you will utilize, by purpose, the $1.5 million.

Utilization will commence upon realization of funding, if such funding becomes available. Text to that effect has been added to that paragraph of the Form10SB12GA

11. You state that the company anticipates attempting to raise about $ 1.5 million. Immediately below this statement, you discuss how the funding will be spent. However, you disclose expenditures totaling $1.8 million. Please reconcile these amounts and revise the disclosure.

Funding needs are anticipated in accordance with estimates of management and outside experts and vendors. These estimates are, of course, subject to revision based on dynamic cost factors. As of the date of this latest amendment, we plan to raise $1.5 to $1.8 million, with $1.5 million being what we consider, at this time, to be the minimum needed .  In retrospect, the text should have read, and currently does read,  as of this latest amendment :

“As the Company’s business model develops and upon realization of revenues, it anticipates attempting to raise further funding of about $1.5 million to $1.8 million which, in the event that $1.8 million is raised, will be utilized as follows, such utilization to commence when and if funding is achieved, of which we can give no assurance.”

12. In the last paragraph on page 13, under (a)(ii) you have referenced "the next twelve months." Please specify by date the time period you are referencing,

The period beginning on October 5, 2005, 2005 and ending on October 5, 2005,2006 , subject to funding and realization of revenues. The text has been amended to read as follows:

“We anticipate, in the event that funding is obtained and revenues are realized, to engage in the following research and development activities over the period beginning on October 5, 2005, 2005 and ending on October 5, 2005,2006 “

Item 7. Certain Relationships and Related Transactions, page 12

13. We repeat comment 38 in our letter dated July 13,2005, which stated: "Explain how you have determined the rental charges for the office space you share with Bio-Matrix Scientific Group." Ensure that you state whether they are comparable to terms set in an arms length transaction. For example, if Bio-Matrix Scientific is also a lessee of the same space and is subletting the space to the registrant., please disclose the monthly rent that Bio-Matrix Scientific's lessor is charging it for the same space.

The rental charge was determined through negotiation with our former parent. We believe the terms to be comparable to an arms length transaction due to the fact that our rental charge, which is $3818 per month, approximates to a close degree the amount of rent being paid by our former parent ($3846 per month)  for the same space to an unaffiliated third party in an arms length transaction .Bio-Matrix has leased a new building, leaving the space occupied  by Frezer Inc.

Balance Sheet, page 24

14. We re-issue our previous comment 41, as there have been no revisions to the par value of the common stock presented on the balance sheet as of May 20,2005.

Please excuse the oversight. The Par Value has been revised.

Statement of Operations, page 25

15. With respect to our previous comment 39, we note your response. Please tell us the amount of salary expense included in the statement of operations for the financial statements presented.   Also, we reiterate that all costs of doing business should be included in the issuer's financial statements, including expenses incurred on its behalf by its parent or other shareholders. Refer to SAB IB and revise the financial statements as necessary. Please disclose whether the financial statements actually reflect all costs of doing business.

No compensation has been paid to any of our executive officers from inception to July 27, 2005 except as follows;

Dr. Geoffrey O Neil has received $6000. Mr. Brian Pockett has received $7162. This total , $13,162 is included in the operating expenses of the STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY 21, 2005, TO JUNE 30, 2005. We are of the opinion that no revision is necessary in order to comply with SAB 1B due to the fact that

(a)

No compensation was paid by Frezer’s former parent to any person on behalf of Frezer or for services rendered which would benefit Frezer.

(b)

With the exception of $50,000 which constituted payment for the Frezer stock, no resources of any kind belonging to the former parent were utilized by Frezer.

Office space was provided  for the period beginning with inception and ending June 1, 2005. Due to the limited activities of Frezer during that time period , this usage consisted of a total of  five hours usage of a desk. Outgoing phone calls  were made on cellular telephones resulting in no telephone expenses being incurred by the former parent on behalf of Frezer.

Notes to Financial Statements, page 28

1.6. With respect to our previous comment 42, we note your response. Since you state you are obligated to pay BMXG $3,818 per month for at least one year beginning on June 3,2005, you must provide the disclosures in accordance with paragraphs -d of SFAS 13. Please revise your footnotes accordingly.

As the sublease is (a) only for a period of one year with , currently, no renewal option and (b) does not require Frezer to make any contingent payment; We are of the opinion that the following revision to the CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS  For period commencing May 21, 2005 and ending June 30, 2005 (below) complies with SFAS 13:

“NOTE 4. DESCRIPTION OF LEASING ARRANGEMENTS:

The Company subleases approximately 1900 square feet of office space at a rate of $3818 per month . The sublease is for a period of one year commencing on June 3 2005 and expiring on  June 3, 2006. The sublease does not contain a renewal option. There are no contingent payments which the Company is requires to make. For the period beginning May 21, 2005 and ending on June 30, 2005 the company incurred rental expense of $3818.”

111006

Form 10-QSB for the quarter ended June 30, 2005

17. Under the statement of changes in shareholder equity for the period from May 2, 2005 to June 30, 2005 you have stated that you issued 6,036 shares for cash and services on May 4, 2005. However, in Part It, Item 4, "Recent Sales of Unregistered Securities" of the registration statement you have indicated that there have been no recent sales of unregistered securities. Please discuss in your response letter to us and revise the financial statements or the registration statement, as appropriate.

We had considered  "Recent Sales of Unregistered Securities" to signify sales to outside investors for cash or other value and not the sale of stock to the former parent. That was erroneous and we have amended that section to read as follows: “On May 4, 2005 Company issued 6,035,501 shares of common stock in exchange for $50,200 in cash and $1,000 of services to Bio-Matrix Scientific Group, Inc., its former parent company.”

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we tiiay have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 55 1 - 3 3 96 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

John D. Reynolds Assistant Director Office of Emerging Growth Companies

Sincerely,

cc: David R. Koos

By facsimile to 619-330-2328